PARALLEL
PETROLEUM CORPORATION



2001
ANNUAL REPORT

PARALLEL PETROLEUM CORPORATION

Our Team

We have a staff of seven employees and five outside board members operating as a "Team". This "Team", in conjunction with outside experts, leverages its intellectual assets and continues to create significant value from good ideas. Just one of our ideas resulted in $31 million of net proceeds to Parallel, in thirty-three months, from our original investment of $3,500 in First Permian, LLC.

And now the obvious question is... When will we do it again?

Our Strategy

Our primary objective is to achieve strong growth in net asset value per share. We accomplish this by controlling oil and gas reserves, production, cash flow and earnings. This is achieved by:

- having in-house and consulting expertise that have the ability to recognize opportunities and execute a defined business plan;
- acquiring producing properties that can be enhanced;
- using advanced technologies to conduct drilling and producing activities; and
- concentrating activities in the onshore Gulf Coast area of South Texas and the Permian Basin of West Texas.

Our Company

We are an independent energy company headquartered in Midland, Texas. Our common stock is traded on the Nasdaq National Market System under the symbol "PLLL". Stay informed by visiting us at our website http://www.parallel-petro.com.

Table of Contents

PARALLEL

LETTER TO STOCKHOLDERS

Dear Fellow Shareholders:

Our industry saw violent fluctuations in oil and natural gas prices, which ranged from $33 to $17 per barrel for oil and $10 to $1.75 per Mcf for natural gas, during the year 2001. The drilling rig count has dropped dramatically since June 2001 from 1,250 rigs to 750 rigs today. Demand for oil and natural gas decreased significantly during the year and consolidation continues throughout our industry, yet Parallel still had a pretty good year. We generated net cash earnings of $11.5 million, which is approximately the same as last year.

WHERE ARE WE HEADED?

Due to the consolidation of large and medium companies in our industry and the continued fragmentation of oil and gas property ownership, our "Team" believes there are many opportunities for our company that are similar to our First Permian idea. We are extremely pleased with the results of our investment in First Permian, which is now part of Energen Corporation. As you may recall, we and our partners purchased all of Fina's West Texas oil and gas properties in July 1999 for $96 million. The acquisition was 100% financed with bank and subordinated debt and with the sale of non-core assets. In April 2002, we sold First Permian's oil and gas assets to Energen for approximately $200 million in cash and common stock, which generated net proceeds to Parallel of approximately $31 million. We now have liquidity that is unique for a company our size. This liquidity is creating an increase in the deal-flow for our company. We will be selective as we look for low-risk opportunities with attractive rates of return.

YEGUA, FRIO, WILCOX PROJECTS ONSHORE GULF COAST OF TEXAS

We positioned the company to make a significant natural gas discovery through four Wilcox Prospects. These were high-risk, high-potential and we adjusted our financial exposure accordingly. We are disappointed in the results to date. Our technical evaluation was accurate; unfortunately, the reservoirs did not contain commercial quantities of natural gas. We still consider this area to be a major onshore gas play and we intend to cause additional wells to be drilled. There are other companies in the industry that have expressed an interest in participating in our remaining Wilcox Prospects.

We will continue to drill our low-risk Yegua and Frio Prospects.

PERMIAN BASIN OF WEST TEXAS

We operate and own the majority interest in three oil units that we are currently evaluating for infill drilling, recompletions and productivity enhancements. In addition, we recently acquired an interest in another oil unit and expect to commence a four-well infill drilling program by the third quarter of this year. We are excited about the potential of these properties because of their similarity to the enhancement work done to the First Permian oil units prior to their sale to Energen.

OUTLOOK

Although we are dealing with long-life assets, due to the volatility in oil and gas prices and their effect on financing available to us, our planning and execution must keep an eye on our short-term liquidity and balance sheet. We are excited about our "Team", the good ideas it is generating, and the financial condition of our company. We expect these ideas to be converted into increased shareholder value.

We appreciate your support.

Sincerely,



Thomas R. Cambridge
Chairman of the Board



Larry C. Oldham
President

IN MEMORY OF
OUR TREASURED FRIENDS......

Great men may pass away, but they live on in the memories of their friends and families. Last year, we lost three great men who served on our Board of Directors.

Danny Conklin, Bob Duke and Myrle Greathouse were pioneers in the oil and gas industry and influenced many people through their business, civic, and personal contributions of both their time and money.

We have chosen to dedicate this annual report in memory of these treasured friends.

Danny H. Conklin (1934-2001)



Danny was born in Canadian, Texas in 1934. He graduated from Oklahoma State University (formerly Oklahoma A&M) and received his Petroleum Geology degree in 1957. In 1960, when he was 25 years old, Danny and his partner, Harry Phillips, formed Philcon Development Company, an independent oil and gas company headquartered in Amarillo, Texas. Danny became known as a plain-spoken Texas Panhandle producer who had great instincts about people. His career was full of achievements.

Danny became active in the Independent Petroleum Association of America (IPAA) in 1973. From 1976 through 1987, he served on and chaired various IPAA committees. In 1987, the membership chose him as Chairman-elect. As Chairman, Danny wanted to listen and to lead. His priority was to revitalize the oil and natural gas industry. In 1993, Danny was named Lone Star Steel's "Chief Roughneck". In 1996, Danny became only the second person to be named as a "Living Legend" by the Panhandle Producers and Royalty Owners Association, an honor recognizing his life-long work to make the energy industry a better business. In 1999, Danny garnered the "All-American Wildcatter" award. Danny served on many boards in the Amarillo area including the Amarillo Area Foundation, Amarillo Chamber of Commerce, Amarillo Hospital District, Boy Scouts, and the Don and Sybil Harrington Foundation. Danny also served as chairman of many organizations including the Texas Mid-Continent Oil and Gas Association, the U.S. Oil and Gas Association, and the National Independent Producers Association. Danny served on Parallel Petroleum Corporation's Board of Directors from 1984 through 1998.

The years brought Danny monetary success, but according to Danny, that was "just a way to keep score." He always said,

> *"I think how you are looked upon by your family, your colleagues and community is more important than the financial part."*
>
> --Danny H. Conklin

E. R. "Bob" Duke (1926-2002)



Bob was born in Bryan,Texas in 1926. He graduated from Southern Methodist University in 1950 with a degree in Geology. While at SMU, he played football on the famous 1948 football team. After moving to Odessa, Texas in 1950, Bob started roughnecking to get a little oilfield experience and was offered a job by Permian Mud Company. After working for them for a little over 4 years, he decided to build a business for himself.

Bob started his own mud company, Mustang Mud. He figured that if he didn't make it, he could always go back to roughnecking. In the industry Bob was known as the "Mud Man", and he coined the phrase, "Please Buy Some Mud."

Bob was always gigging his friends and was the most optimistic person to be around. He was treasured by many, many friends and was loved as a golf hustler and for stretching his golf handicap now and then. He also enjoyed speculating on football games.

Bob served on numerous boards in the Midland area including the Midland Country Club, Racquet Club, and First Bankers Trust and Savings. He was a founding shareholder and an active director of Parallel Petroleum Corporation from 1980 until his death in January 2002. One of his favorite sayings was,

"If it's only half as good as we think it is, then it's the World's Fair."

--E. R. "Bob" Duke

Myrle Greathouse (1922-2000)



Myrle was born in Amarillo, Texas in 1922. He graduated from Amarillo High School where he played linebacker and fullback on the 1940 State Championship team. He attended Oklahoma University where he played football during the 1942 season. He then joined the Marines, earning the Purple Heart for his service in World War II. He returned to OU in 1946 and was a standout as both a running back and defensive lineman for former OU head coach Bud Wilkinson. Myrle was known as a fierce competitor. His football career included being named MVP of the 1949 Sugar Bowl, where his interception and 70-yard return led to a touchdown in the 14-6 win over North Carolina. He graduated from OU in 1949 with a degree in Business.

Myrle started his career in the oil patch with the Western Company in Snyder, Texas. In 1954, he joined Robert Cockrell at Wes-Tex Drilling in Abilene, Texas. He became their Executive Vice President in 1956, and President in 1979 when he acquired 100% of the company. Wes-Tex Drilling grew from 2 rigs in 1956 to more than 20 rigs in 1997 when the company was sold to Patterson Drilling.

Myrle was inducted into the Texas High School Football Hall of Fame in Waco, Texas in 1995. He was well known for his involvement in the Abilene community and his accomplishments were many. He served on the boards of the West Texas Rehab Center, the First National Bank, the Petroleum Club, and the Crockett County National Bank in Ozona and San Angelo, Texas. In 1986 Myrle and Wes-Tex were awarded the Petroleum Industry Award and in 1988 he was named Oilman of the Year by the West Central Texas Oil & Gas Association. He was honored as Abilene's Outstanding Philanthropist by the National Society of Fund-Raising Philanthropists and received the Golden Deeds Award from the National Society of Fund-Raising Executives.

Myrle served on Parallel Petroleum Corporation's Board from 1993 until December 2000. One of Myrle's best friends, Dewayne Chitwood, recalls, "Myrle was a generous person when he was making $500 a month, not just after he was successful in his oil business. If he saw someone who looked like he was in need, Myrle would help him."

"Myrle gave of his money and time before he was wealthy."

--Dewayne Chitwood

Five Year Highlights

Year ended December 31,	1997	1998	1999	2000	2001
Financial Data (000s)					
Oil sales	$ 3,484	$ 2,316	$ 2,836	$ 4,770	$ 3,429
Gas sales	9,130	6,686	6,138	12,365	14,411
Total revenues	$ 12,614	$ 9,002	$ 8,974	$ 17,135	$ 17,840
Total operating expenses	$ 7,968	$ 24,057	$ 10,174	$ 9,530	$ 28,405
Net income (loss)	$ 2,744	$ (12,996)	$ (2,450)	$ 5,977	$ (4,708)
Net cash earnings	$ 7,826	$ 4,627	$ 4,280	$ 11,717	$ 11,478
Weighted average shares outstanding-basic	17,863	18,301	18,549	20,332	20,458
Total assets	$ 49,855	$ 46,565	$ 43,264	$ 46,456	$ 41,760
Long term debt	$ 12,183	$ 18,036	$ 15,966	$ 12,428	$ 12,000
Stockholders'equity	$ 29,119	$ 25,725	$ 25,800	$ 31,168	$ 26,314
Per Basic Share					
Revenues	$ 0.71	$ 0.49	$ 0.48	$ 0.84	$ 0.87
Net income	$ 0.15	$ (0.73)	$ (0.16)	$ 0.26	$ (0.26)
Net cash earnings	$ 0.44	$ 0.25	$ 0.23	$ 0.58	$ 0.56
Total assets	$ 2.79	$ 2.54	$ 2.33	$ 2.28	$ 2.04
Long term debt	$ 0.68	$ 0.99	$ 0.86	$ 0.61	$ 0.59
Stockholders' equity	$ 1.63	$ 1.41	$ 1.39	$ 1.53	$ 1.29
Operations					
Production					
Oil (Bbl)	175,246	185,474	163,696	165,137	138,243
Gas (Mmcf)	3,383	3,275	2,709	2,822	3,266
Bbl equivalent	739,111	731,454	615,115	635,440	682,635
Mmcf equivalent	4,435	4,388	3,691	3,813	4,096
Average sales prices					
Oil (Bbl)	$ 19.88	$ 12.49	$ 17.32	$ 28.88	$ 24.80
Gas (Mcf)	$ 2.70	$ 2.04	$ 2.27	$ 4.38	$ 4.41
Bbl equivalent	$ 17.07	$ 12.31	$ 14.59	$ 26.96	$ 26.13
Per EBO					
Average production costs	$ 4.29	$ 3.33	$ 3.83	$ 4.88	$ 5.74
Operating margin	$ 11.65	$ 8.98	$ 10.76	$ 22.08	$ 20.39
Depletion	$ 5.29	$ 8.07	$ 8.30	$ 8.18	$ 9.13
Reserves					
Oil (Mbbls)	1,894	1,724	1,008	974	916
Gas (Mmcf)	30,548	26,021	17,284	15,686	13,947
Bbl equivalent	6,985	6,061	3,889	3,588	3,241
Bcf equivalent	41,912	36,365	23,332	21,530	19,443
SEC @10% pretax present value (000s)	$ 46,420	$ 26,823	$ 25,499	$ 90,950	$ 17,075
Year-end pricing					
Oil ($/Bbl)	$ 17.00	$ 10.50	$ 24.75	$ 25.09	$ 18.98
Gas ($/Mcf)	$ 2.71	$ 2.00	$ 2.20	$ 10.18	$ 2.72

Selected Financial Data

In the table below, we provide you with selected historical financial data. We have prepared this information using the audited financial statements of Parallel for the five-year period ended December 31, 2001. It is important that you read this data along with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected financial data provided are not necessarily indicative of our future results of operations or financial performance.

	Year Ended December 31,				
	2001(1)	2000	1999(2)	1998(3)	1997
Operating revenues	**$ 17,840,024**	$ 17,134,502	$ 8,974,041	$ 9,001,582	$ 12,614,242
Operating expenses	**$ 28,405,212**	$ 9,530,266	$ 10,173,995	$ 24,056,923	$ 7,968,146
Net income (loss)	**$ (4,707,575)**	$ 5,977,328	$ (2,450,457)	$ (12,995,910)	$ 2,743,930
Cumulative preferred stockdividend	**$ (609,063)**	$ (609,063)	$ (609,063)	$ (276,712)	$ -
Net income (loss) available to common stockholders	**$ (5,316,638)**	$ 5,368,265	$ (3,059,520)	$ (13,272,622)	$ 2,743,930
Net income (loss) per common share					
Basic	**$ (0.26)**	$ 0.26	$ (0.16)	$ (0.73)	$ 0.15
Diluted	**$ (0.26)**	$ 0.25	$ (0.16)	$ (0.73)	$ 0.15
Cash dividend - common stock	-	-	-	-	-
Weighted average common stock and common stock equivalents outstanding					
Basic	**20,457,697**	20,331,858	18,549,214	18,300,998	17,862,792
Diluted	**20,457,697**	23,465,492	18,549,214	18,300,998	18,640,990
Present value of proved oil and gas reserves discounted at 10% (before estimated federal income taxes)	**$ 17,074,502**	$ 90,950,591	$ 25,498,996	$ 26,822,980	$ 46,419,580
Working capital	**$ (586,841)**	$ 2,760,837	$ (71,647)	$ 128,813	$ (2,162,139)
Total assets	**$ 41,759,903**	$ 46,456,437	$ 43,264,070	$ 46,564,782	$ 49,855,532
Total liabilities	**$ 15,446,370**	$ 15,288,069	$ 17,463,967	$ 20,839,642	$ 20,736,779
Long-term debt, less current maturities	**$ 9,600,000**	$ 11,624,000	$ 12,300,000	$ 18,035,889	$ 12,182,610
Total stockholders' equity	**$ 26,313,533**	$ 31,168,368	$ 25,800,103	$ 25,725,140	$ 29,118,753

(1) Results include noncash charges of $2,177,128 in the fiscal quarter ended September 30, 2001 and $14,642,685 in the fourth quarter ended December 31, 2001, in each case related to the impairment of oil and gas properties incurred in 2001and primarily a result of a decrease in year-end reserves and lower oil and gas prices.

(2) Results include a noncash charge of $1,705,000 related to the impairment of oil and gas properties incurred in the fourth quarter of 1999, primarily a result of a decrease in year-end reserves.

(3) Results include a noncash charge of $14,757,028 related to the impairment of oil and gas properties incurred in the fourth quarter of 1998, primarily a result of low oil and gas prices at year-end.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist you in understanding our financial position and results of operations for each year in the three-year period ended December 31, 2001. You should read the following discussion and analysis in conjunction with our financial statements and the related notes.

The following discussion contains forward-looking statements. For a description of limitations inherent in forward-looking statements, see "Forward-Looking Statement" on page 20.

Basis of Presentation

We account for our 30.675% interest in First Permian using the equity method of accounting. Under the equity method of accounting, we record our investment in First Permian at cost on the balance sheet. This is increased or reduced by our proportionate share of First Permian's income or loss, which is presented as one amount in the statements of income (loss). Our 30.675% share of First Permian's oil and gas reserves is presented separately under our oil and gas reserve information in Note 15 to the Financial Statements.

At December 31, 2000, we recorded a loss of $500,576 in our investment in First Permian. Our loss was recorded as a net liability in our investment to the extent that we had guaranteed $10,000,000 of First Permian's bank debt. Effective October 25, 2000, we were released from this guarantee and discontinued the equity method of accounting for our share of losses in First Permian. In 2001, we resumed the equity method of accounting as our portion of First Permian's net income exceeded the losses not recognized during the period the equity method was suspended. In 2001, we recorded equity in income of $840,529.

General

Our long-term business strategy is to increase oil and gas reserves, production, cash flow and earnings by:

- using advanced technologies to conduct exploratory activities;
- acquiring properties that we believe add incremental value;
- investing in high-potential exploration prospects;
- exploiting our existing producing properties;
- emphasizing cost controls; and
- positioning for opportunity.

Since 1992, our primary focus has been exploratory drilling using 3-D seismic technology. Our long-term business strategy is to increase our reserve base by using this and other advanced technologies. Additionally, we intend to exploit our existing properties and acquire other properties we believe can be exploited by developing reserves not previously produced.

We undertake projects only when we believe the project has the potential for initial cash flow adequate to return the project's capital expenditures within a short period of time, generally less than 36 months. We also endeavor to maximize the present value of our projects by accelerating production of our reserves consistent with prudent reservoir management and prevailing energy prices.

Following this strategy, we have discovered oil and gas reserves using 3-D seismic technology in the Horseshoe Atoll Reef Trend of West Texas and the Yegua/Frio/Wilcox gas trend onshore the Gulf Coast of South Texas. Additionally, we have acquired producing oil and gas properties in the Permian Basin of west Texas. Capital used to acquire these properties has been provided primarily by secured bank financing, sales of our equity securities, and cash flows from operations.

Operating Performance

Our operating performance is influenced by several factors, the most significant of which are the prices we receive for our oil and gas production volumes. The world price for oil has an overall influence on the prices that we receive for our oil production. The prices received for different grades of oil are based upon the world price for oil, which is then adjusted based upon the particular grade. Typically, light oil is sold at a premium, while heavy grades of crude are discounted. Gas prices we receive are influenced by:

- seasonal demand;
- weather;
- hurricane conditions in the Gulf of Mexico;
- availability of pipeline transportation to end users;
- proximity of our wells to major transportation pipeline infrastructures; and
- to a lesser extent, world oil prices.

Additional factors influencing our overall operating performance include:

- production expenses;
- overhead requirements; and
- costs of capital.

Our oil and gas exploration, development and acquisition activities require substantial and continuing capital expenditures. Historically, the sources of financing to fund our capital expenditures have included:

- cash flow from operations;
- sales of our equity securities; and
- bank borrowings.

Depletion per EBO was $9.13 versus $8.18 in 2000 and $8.30 in 1999. The increase per EBO in 2001 was a result of an increase of approximately $4.7 million in the net oil and gas properties depletable base.

Results of Operations

Our business activities are characterized by frequent, and sometimes significant, changes in our:

- reserve base;
- sources of production;
- product mix (gas versus oil volumes); and
- the prices we receive for our oil and gas production.

Year-to-year or other periodic comparisons of the results of our operations can be difficult and may not fully and accurately describe our condition. The following table shows selected operating data for each of the three years ended December 31, 2001. The following table shows the percentage of total revenues represented by each item reflected on our statements of income (loss) for the periods indicated.

	Year Ended December 31,		
	2001[1]	2000	1999[2]
Production and Prices			
Oil (Bbls)	138,243	165,13	163,696
Natural Gas (Mcf)	3,266,350	2,821,815	2,708,516
Equivalent Barrels of Oil (EBO)[3]	682,635	635,440	615,115
Oil Price (per Bbl)	$ 24.80	$ 28.88	$ 17.32
Gas Price (per Mcf)	$ 4.41	$ 4.38	$ 2.27
Ratio of oil to gas price	5.62/1	6.59/1	7.63/1
Increase (decrease) in production volumes over prior years	7%	3%	(16%)
Results in Operations per EBO:			
Oil and gas revenues	$ 26.13	$ 26.96	$ 14.59
Costs and expenses:			
Production costs	5.74	4.88	3.83
General and administrative	1.97	1.88	1.31
Provision for losses on trade receivable	-	-	0.14
Depreciation, depletion and amortization	9.26	8.25	8.49
Impairment of oil and gas properties	24.64	-	2.77
Total costs and expenses	$ 41.61	$ 15.01	$ 16.54
Operating income (loss)	(15.48)	11.95	(1.95)
Equity interest in earnings (loss) of First Permian, L.L.C.	1.23	(0.79)	0.32
Interest expense, net	(0.97)	(1.76)	(2.39)
Other income (expense), net	(0.64)	0.19	0.03
Pretax income (loss) per EBO	$ (15.86)	$ 9.59	$ (3.99)

(1) Results include noncash charges of $2,177,128 and $14,642,685 during the third and fourth quarters, respectively, related to the impairment of oil and gas properties incurred in 2001, primarily a result of a decrease in year-end reserves and lower oil and gas prices.

(2) Results include a noncash charge of $1,705,000 related to the impairment of oil and gas properties incurred in the fourth quarter of 1999, primarily a result of a decrease in year-end reserves.

(3) An EBO (equivalent barrel of oil) means one barrel of oil equivalent using the ratio of six Mcf of gas to one barrel of oil.

The following table shows the percentage of total revenues represented by each item reflected on our statements of income (loss) for the periods indicated.

	Twelve Months Ended December 31,		
	2001[(1)]	2000	1999[(2)]
Oil and gas revenues	100.0 %	100.0 %	100.0%
Cost and expenses:			
Production costs	21.9	18.1	26.2
General and administrative	7.5	6.9	8.9
Provision for losses on trade receivables	-	-	1.0
Depreciation, depletion and amortization	35.4	30.6	58.2
Impairment of oil and gas properties	94.3	-	19.0
Total costs and expenses	159.1	55.6	113.3
Operating income (loss)	(59.1)	44.4	(13.3)
Interest expense, net	(3.7)	(6.5)	(16.4)
Other income (loss), net	(2.4)	0.7	0.2
	(6.1)	(5.8)	(16.2)
Equity in earnings (loss) of First Permian, LLC	4.7	(2.9)	2.2
	(1.4)	(8.7)	(14.0)
Pretax income (loss)	(60.5)	35.7	(27.3)
Income Tax expense (benefit)	34.3	(0.8)	-
Net income (loss)	(26.2) %	34.9%	(27.3)%

(1) Results include noncash charges of $2,177,128 in the fiscal quarter ended September 30, 2001 and $14,642,685 in the fourth quarter ended December 31, 2001, in each case related to the impairment of oil and gas properties incurred in 2001and primarily a result of a decrease in year-end reserves and lower oil and gas prices.

(2) Results include a noncash charge of $1,705,000 related to the impairment of oil and gas properties incurred in the fourth quarter of 1999, primarily a result of a decrease in year-end reserves.

Critical Accounting Policies and Practices

Full Cost. Parallel accounts for its oil and natural gas exploration and development activities using the full cost method of accounting. Under this method, all costs incurred in the acquisition, exploration and development of oil and natural gas properties are capitalized. Costs of nonproducing properties, wells in process of being drilled and significant development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined. At the end of each quarter, the net capitalized costs of our oil and natural gas properties is limited to the lower of unamortized cost or a ceiling.

Provision for depletion of oil and gas properties, under the full cost method, is calculated using the unit of production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. The cost of any impaired property is transferred to the balance of oil and gas properties being depleted.

Our discounted present value of proved oil and natural gas reserves is a major component of the ceiling calculation, and represents the component that requires the most subjective judgments. Estimates of reserves are forecasts based on engineering data, projected future rates of production and the timing of future expenditures. The process of estimating oil and natural gas reserves requires substantial judgment, resulting in imprecise determinations, particularly for new discoveries. Different reserve engineers may make different estimates of reserve quantities based on the same data. Our reserve estimates are prepared by outside consultants.

The passage of time provides more qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. However, there can be no assurance that more significant revisions will not be necessary in the future. If future significant revisions are necessary that reduce previously estimated reserve quantities, it could result in a full cost property writedown. In addition to the impact of these estimates of proved reserves on calculation of the ceiling, estimates of proved reserves are also a significant component of the calculation of depreciation, depletion and amortization.

While the quantities of proved reserves require substantial judgment, the associated prices of oil and natural gas reserves that are included in the discounted present value of the reserves do not require judgment. The ceiling calculation dictates that prices and costs in effect as of the last day of the period are held constant indefinitely. Because the ceiling calculation dictates that we use prices in effect as of the last day of the applicable quarter, the resulting value is not indicative of the true fair value of the reserves. Oil and natural gas prices have historically been cyclical and, on any particular day at the end of a quarter, can be either substantially higher or lower than prices we actually receive in the long-term, which are a barometer for true fair value.

Impairment of Assets. Under the full cost accounting rules, the capitalized costs of oil and gas properties may not exceed a "ceiling limit", which is based on the present value of estimated future net revenues, net of income tax effects, from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If the net capitalized costs of our oil and natural gas properties exceed the ceiling, we are subject to a ceiling test write-down to the extent of such excess. A ceiling test write-down is a non-cash charge to earnings. It reduces earnings and stockholders' equity in the period of occurrence and results in lower depreciation, depletion and amortization expense in future periods.

The risk that we will be required to write down the carrying value of oil and gas properties increases when oil and gas prices decline. If commodity prices deteriorate, it is possible that we could incur an impairment in 2002.

Deferred Tax Asset. The deferred tax asset represents future tax deductions, tax credits and carryforwards that are expected to be realized by reducing future income tax expense. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. Our estimate of future taxable income is impacted by the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and our history of generating net losses. In 2000, management was unable to conclude that it was more likely than not that we would be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001, the valuation allowance was reversed as we expect to be able to utilize carryforwards prior to their expiration due to the impending sale of our investment in First Permian.

Years Ended December 31, 2001 and December 31, 2000

Oil and Gas Revenues. Parallel's total oil and gas revenues for 2001 were $17,840,024, an increase of $705,522, or approximately 4%, from $17,134,502 for 2000. The increase in revenues for 2001, compared to 2000, is related to a 3% decline in the average prices we received for our oil and natural gas production volumes, and to a 7% increase in production volumes.

Production. On an equivalent barrel basis, 2001 production totaled 682,635 EBO compared with 635,440 EBO in 2000, a 7% increase, resulting from a 16% increase in natural gas production. The increase in natural gas production was primarily due to increased drilling activity in 2001.

Production Costs. The increase in production costs for 2001, compared with 2000, was primarily the result of adding higher cost oil and gas production, an increase in ad valorem taxes and, to a lesser degree, an increase in production volumes. Production costs increased $821,306 or 26%, to $3,920,840 for the twelve months ended December 31, 2001, from $3,099,534 for the same period of 2000. Production costs as a percentage of revenues increased primarily because of slightly lower oil and gas prices. Average production costs per EBO increased 18% to $5.74 for the twelve months ended December 31, 2001 compared to $4.88 in the same period of 2000.

General and Administrative Expenses. General and administrative expenses increased $154,927 or 13% to $1,346,454 for the year ended December 31, 2001, from $1,191,527 for the same period of 2000. The increase in general and administrative expenses was primarily related to salary and benefit adjustments and increased franchise taxes. General and administrative expenses as a percentage of revenues increased to 8% for the year ended December 31, 2001 versus 7% for the same period in 2000. This increase is primarily a result of the low oil and gas prices we received in 2001, which reduced revenues.

Depreciation, Depletion and Amortization Expense. DD&A expenses for 2001 increased $1,078,900, or 21% to $6,318,105 from $5,239,205 for 2000. As a percentage of revenues, DD&A increased to 35% compared to 31% last year. The DD&A rate per EBO increase to $9.26 for the year ended December 31, 2001 from $8.25 for the same period of 2000. The increase in the DD&A rate per EBO is attributable to an increase in net depletable property basis and a decrease in reserves as of December 31, 2001.

Impairment of Oil and Gas Properties. During the third and fourth quarters of 2001, we recognized a noncash impairment charge of $2,177,128 and $14,642,685 respectively, related to our oil and gas reserves and unproved properties. The impairment of oil and gas assets was primarily the result of the effect of significantly lower oil and natural gas prices on both proved and unproved oil and gas properties. We did not recognize an impairment in 2000.

Under full cost accounting rules, each quarter we are required to perform a ceiling test calculation. The full cost pool carrying values cannot exceed a company's future net revenues from its proved reserves, discounted at 10% per annum using constant current product prices, and the lower of cost or market of unproved properties.

At December 31, 2001, oil and natural gas prices were lower compared with 2000 year-end prices, resulting in an impairment charge to the full cost carrying value of our oil and gas properties. The ceiling test was computed using the net present value of reserves at December 31, 2001 based on prices of $16.75 per Bbl of oil and $2.72 per Mcf of natural gas.

Net Interest Expense. Net interest expense decreased $461,011 or 41%, to $659,069 for the year ended December 31, 2001, from $1,120,080 for the same period of 2000. This decrease was principally a result of a decrease in average borrowings from our revolving line of credit facility and lower interest rates.

Income Tax Benefit (Expense). A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2000, we established a valuation allowance against deferred tax assets of $2,062,954. This was due to the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and our history of generating net losses. Management was unable to conclude that it is more likely than not that we will be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001 the valuation allowance was reversed as we expected to be able to utilize the available carryforwards prior to their expiration due to the impending sale of our investment in First Permian. We recognized a tax expense in 2000 of $130,000 related to alternative minimum tax.

Our effective tax rate for 2001 was approximately 56% versus 2.1% in 2000 due to the deferred tax asset valuation allowance provided in 2000. You should read Note 5 of the "Notes to Financial Statements" on page 12 for further discussion of our income tax provisions and benefits.

Net Income (Loss) and Cash Flow From Operations. Our net loss, before preferred stock dividends, was $4,707,575 for the year ended December 31, 2001, compared with net income of $5,977,328 for the year ended December 31, 2000. The 2001 loss was primarily caused by a third and fourth quarter 2001 noncash impairment charge to oil and gas properties totaling $16,819,813, the result of lower oil and gas prices at year-end 2001. Other factors contributing to the loss included:

- a 21% increase in DD&A expenses, again a result of the low commodity price environment and an impairment charge to unproved properties, which increased the full cost pool;
- a 41% decrease in net interest expense due to decreased bank borrowings;
- a 3% decrease in the average price we received for our production; and
- a 7% increase in production volumes.

Cash flow from operations for 2001 increased approximately $2,689,077 or 25%, to $13,407,316 compared with $10,718,239 for the year ended December 31, 2000. The increase is primarily due to a $2,695,549 decrease in accounts receivable offset by a $702,325 decrease in accounts payable and accrued liabilities.

Years Ended December 31, 2000 and December 31, 1999

Oil and Gas Revenues. Parallel's total oil and gas revenues for 2000 were $17,134,502, an increase of $8,160,461, or approximately 91%, from $8,974,041 for 1999. The increase in revenues for 2000, when compared with 1999, is related to a 3% increase in production volumes and an 85% increase in the average price per EBO we received for our oil and gas sales.

Production. On an equivalent barrel basis, production volumes in 2000 totaled 635,440 EBOs compared with 615,115 EBOs in 1999. The 3% increase in production was primarily due to increased drilling activity in 2000, which resulted in more wells being placed in production.

Production Costs. The rise in production costs for 2000, when compared with 1999, was primarily the result of increased production taxes associated with increased revenues and, to a lesser degree, a slight increase in production volumes. Production costs increased $745,802 or 32%, to $3,099,534 for the twelve months ended December 31, 2000, from $2,353,732 for the same period of 1999. Production costs as a percentage of revenues decreased primarily because of higher oil and gas prices, which resulted in higher revenues. Average production costs per EBO increased 27% to $4.88 for the twelve months ended December 31, 2000 compared to $3.83 in the same period of 1999, primarily because of increased production taxes.

General and Administrative Expenses. General and administrative expenses increased $385,593, or 48%, to $1,191,527 for the year ended December 31, 2000, from $805,934 in 1999. The increase was primarily related to increases in legal and public reporting costs. General and administrative expenses as a percentage of revenues decreased to 6.9% for the year ended December 31, 2000 versus 8.9% for the same period in 1999. This decrease is primarily a result of higher oil and gas prices, which increased revenues.

Depreciation, Depletion and Amortization Expense. DD&A expenses for 2000 increased $15,705 to $5,239,205 versus $5,223,500 in 1999. This increase was primarily the result of a 3% increase in production volumes. DD&A expense as a percentage of revenues decreased primarily because of higher oil and gas revenues.

Impairment of Oil and Gas Properties. During 2000, we did not recognize any impairment charge. During the fourth quarter of 1999, we recognized a noncash impairment charge of $1,705,000 related to our oil and gas reserves and unproved properties. The impairment of oil and gas assets in 1999 was primarily the result of a decrease in our year-end proved reserves.

Under full cost accounting rules, each quarter we are required to perform a ceiling test calculation. The full cost pool carrying values cannot exceed a company's future net revenues from its proved reserves, discounted at 10% per annum using constant current product prices, and the lower of cost or market of unproved properties.

The ceiling test was computed using the net present value of reserves at December 31, 2000 based on prices of $25.00 per Bbl of oil and $10.18 per Mcf of natural gas. The prices used to compute the ceiling test in 1999 were $24.75 per Bbl and $2.20 per Mcf.

Net Interest Expense. Net interest expense decreased $349,127, or 24%, to $1,120,080 for the year ended December 31, 2000 compared with $1,469,207 for the same period of 1999. This decrease was principally a result of lower average borrowings from our revolving line of credit facility and an increase in interest income.

INCOME TAX BENEFIT (EXPENSE). For the year ended December 31, 2000, we recognized tax expense of $130,000. For the year ended December 31, 1999, we did not recognize an income tax benefit or expense.

Our effective tax rate for 2000 was approximately 2.1% versus 0% in 1999. You should read Note 5 of the "Notes to Financial Statements" on page 32 for further discussion of our income tax provisions and benefits.

NET INCOME (LOSS) AND CASH FLOW FROM OPERATIONS. Our net income, before preferred stock dividends, was $5,977,328 for the year ended December 31, 2000 compared with a net loss of $2,450,457 for the year ended December 31, 1999. We realized net income in 2000 primarily because of substantially higher oil and gas prices, which increased revenues, and a 3% increase in production volumes. The 1999 loss was primarily caused by a fourth quarter 1999 noncash impairment charge to oil and gas properties totaling $1,705,000 and decreased revenues resulting from a decline in production volumes.

Cash flow from operations for 2000 increased approximately $7,288,005, or 212%, to $10,718,239 compared with $3,430,234 for the year ended December 31, 1999. The increase was primarily associated with the $8,160,461 increase in oil and gas revenues offset by an increase in production costs of $745,802.

Capital Resources and Liquidity

Our capital resources consist primarily of cash flows from our oil and gas properties and bank borrowings supported by our oil and gas reserves. Our level of earnings and cash flows depend on many factors, including the prices of oil and natural gas.

Our primary sources of cash during 2001 were funds generated from operations and bank borrowings. Funds were used primarily for exploration and development expenditures, dividend payments on our preferred stock and the repayment of borrowings under our revolving credit facility.

During 2001, we spent $11,470,000 on exploration and development, seismic data processing and leasehold acquisitions. Long-term debt, excluding current maturities, decreased by $2,024,000 to $9,600,000. At December 31, 2001, Parallel had $3,351,044 in cash and total assets of $41,759,903.

On January 25, 2002, we entered into a loan agreement with First American Bank, SSB, Midland, Texas, to refinance the outstanding indebtedness under the loan agreement with our former bank lender. Our new loan agreement with First American Bank provides us with a revolving credit facility. We can borrow, repay and reborrow amounts up to the lesser of $30 million or the borrowing base in effect from time to time. At January 25, 2002, the initial borrowing base was set at $13 million. The borrowing base automatically reduces by $300,000 each month, beginning on May 1, 2002. When we closed the loan transaction, $12,065,589, bearing interest at 5.00%, was outstanding under the credit facility. The interest rate on amounts drawn under the revolving credit facility is, at our election, either the bank's base rate or the Eurodollar rate plus 2.75 %. However, the interest rate may never be less than 5.00%. The borrowing base and the monthly automatic borrowing base reduction are redetermined by the bank semi-annually on or about May 1 and November 1 of each year, or at any other time the bank elects. If, as a result of the bank's redetermination of the borrowing base, the outstanding principal amount of our loan exceeds the borrowing base, we must either provide additional collateral to the bank or prepay the principal of the note in an amount equal to the excess. If the outstanding principal amount of our loan exceeds the borrowing base as a result of the automatic $300,000 monthly reduction, we must immediately repay to the bank an amount equal to the difference between the outstanding principal balance of the loan and the borrowing base. We do not have the option to pledge additional collateral in this circumstance. Except for the principal payments that may be required because of our outstanding loans being in excess of the borrowing base, interest only is payable monthly. The revolving credit facility matures January 25, 2006. Substantially all of our producing properties are pledged to the bank as collateral for the payment and performance of our liabilities and obligations under the loan agreement.

We are highly dependent on bank borrowings to fund our exploration and drilling activities. Our borrowing base is generally equivalent to the loan value of our producing oil and gas properties as determined by the bank in its sole discretion. If our borrowing base declines significantly, our liquidity would be suddenly and materially limited.

If the borrowing base is increased, we are required to pay a one-quarter of one percent (.25%) fee on each subsequent increase.

Under the terms of our loan agreement, ceiling test writedowns are excluded in determining whether we meet our net worth covenant.

Our bank borrowings have been incurred to finance our property acquisition, 3-D seismic surveys, enhancement and drilling activities.

In addition to customary affirmative covenants, the loan agreement contains various restrictive covenants and compliance requirements, including:

- maintaining certain financial requirements;
- limitations on additional indebtedness;
- prohibiting the payment of dividends on our common stock;
- limitations on the disposition of assets;
- prohibiting liens (other than in favor of the bank) to exist on any of our properties; and
- limitations on investments, mergers, forming subsidiaries, affiliate transactions, changes in accounting methods, rental and lease payments and derivative transactions.

If we have borrowing capacity under our loan agreement, we intend to borrow, repay and reborrow under the revolving credit facility from time to time as necessary, subject to borrowing base limitations, to fund:

- interpretation and processing of 3-D seismic survey data;
- lease option exercises;
- drilling activities on our properties in the Yegua/Frio/Wilcox gas trend;
- developmental drilling on our Permian Basin properties, when economically feasible;
- other drilling expenditures and acquisition opportunities; and
- general corporate purposes.

At December 31, 2001 we had 974,500 shares of 6% convertible preferred stock outstanding.

The preferred stock:

- requires us to pay dividends of $.60 per annum, semi-annually on June 15 and December 15 of each year.
- is convertible into common stock at any time, at the option of the holder, into 2.8751 shares of common stock at an initial conversion price of $3.50 per shares, subject to adjustment in certain events.
- is redeemable at our option, in whole or in part, for $10 per share, plus accrued dividends.
- has no voting rights, except as required by applicable law, and, except that as long as any shares of preferred stock remain outstanding, the holders of a majority of the outstanding shares of the preferred stock may vote on any proposal to change any provision of the preferred stock which materially and adversely affects the rights, preferences or privileges of the preferred stock.
- is senior to the common stock with respect to dividends and on liquidation, dissolution or winding up of Parallel.
- has a liquidation value of $10 per share, plus accrued and unpaid dividends.

In January, 2002, our Board determined that Parallel should hedge natural gas prices for one-half of its natural gas production. After reviewing alternative strategies, we entered into commodity derivative contracts in the form of put options on gas prices. These put options create a sales price floor for part of our gas production. We believe put floors provide us with the advantage of no margin requirements, participating in the upside of potential increases in natural gas prices and establishing a minimum selling price at a fixed cost. However, put floors can also be expensive if markets do not change, and in most cases the protection of a floor will not be immediately realized at current levels. In January and February, 2002, we purchased put floors with a counterparty to sell notional volumes of 210,000 Mcf of gas per month for the seven-month period April 2002 through October, 2002, at a floor price of $2.40 per Mcf based on NYMEX pricing. The cost of implementing these hedges was $311,930 and $79,179, respectively, or approximately $56,000 per month for the seven-month period. These derivatives are not held for trading purposes.

Realized gains or losses from the settlement of the put floors are recorded in our financial statements as increases or decreases in oil and natural gas revenues. For example, using a floor price of $2.40 for the month of April, 2002, if the settlement price was less than $2.40, then an increase in gas revenues would have been recorded for the difference between the settlement price and $2.40 multiplied by the notional volume of 210,000 Mcf of natural gas. As a further example, for the month of April, 2002, if the settlement price was $2.20, then gas revenues would have increased by $42,000. Conversely, if the settlement price exceeded the floor of $2.40, then a reduction in gas revenues would be recorded to the extent of $61,000, the actual premium we paid for our April contract.

Future Capital Requirements

Our capital expenditure budget for 2002 is approximately $8.0 million and is highly dependent on future oil and gas prices and the availability of funding. These expenditures will be governed by the following factors:

- internally generated cash flows;
- availability of borrowing under our current loan agreement;
- additional sources of financing; and
- future drilling successes.

In selected cases, we may elect to reduce our interest in higher risk, higher impact projects. We may also sell certain non-core producing properties to raise funds for capital expenditures.

The following table is a summary of significant contractual cash obligations:

	Obligation Due in Period				
Contractual Cash Obligations	2002	2003	2004	2005	Total
			(000s)		
Revolving Credit Facility (secured)	$ 2,400	$ 3,600	$ 3,600	$ 2,400	$ 12,000
Office Lease	$ 54	$ 54	$ 22		$ 130

Outlook

The oil and gas industry is capital intensive. We make, and anticipate that we will continue to make, substantial capital expenditures in the exploration for, development and acquisition of oil and gas reserves. Historically, our capital expenditures have been financed primarily with:

- internally generated cash from operations;
- proceeds from bank borrowings; and
- proceeds from sales of equity securities.

The continued availability of these capital sources depends upon a number of variables, including:

- our proved reserves;
- the volumes of oil and gas we produce from existing wells;
- the prices at which we sell oil and gas; and
- our ability to acquire, locate and produce new reserves.

Each of these variables materially affects our borrowing capacity. We may from time to time seek additional financing in the form of:

- increased bank borrowings;
- issuance of Parallel's securities;
- sales of non-core properties; or
- other forms of financing.

We do not have agreements for any future financing and there can be no assurance as to the availability or terms of any such financing.

Trends and Prices

Changes in oil and gas prices significantly affect our revenues, cash flows and borrowing capacity. Markets for oil and gas have historically been, and will continue to be, volatile. Prices for oil and gas typically fluctuate in response to relatively minor changes in supply and demand, market uncertainty, seasonal, political and other factors beyond our control. We are unable to accurately predict domestic or worldwide political events or the effects of other factors on the prices we receive for our oil and gas.

During 2001, the average sales price we received for our oil production was approximately $24.80 per Bbl, as compared with $28.88 in 2000, while the average sales price for our gas was approximately $4.41 per Mcf in 2001, as compared with $4.38 per Mcf in 2000. At March 1, 2002, we were receiving an average of $22.40 per Bbl for our oil production and $2.38 per Mcf for our gas production.

Inflation

Inflation has not had a significant impact on our financial condition or results of operations. We do not believe that inflation poses a material risk to our business.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". Statement 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and Statement 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. As of December 31, 2001, the Company expects no impact to the financial statements, upon adoption, as no business combinations have been entered into, thus the potential for associated goodwill does not currently exist.

Also, the FASB has issued Statement No. 143 "Accounting for Asset Retirement Obligations" which establishes requirements for the accounting of removal-type costs associated with asset retirements. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently assessing the impact on its financial statements.

On October 3, 2001, the FASB issued Statements No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This pronouncement supercedes FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed" and eliminates the requirement of Statement 121 to allocate goodwill to long-lived assets to be tested for impairment. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently assessing the impact to its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Interest Rate Sensitivity

Our only financial instrument sensitive to changes in interest rates is our bank debt. Our annual interest costs in 2002 will fluctuate based on short-term interest rates. As the interest rate is variable and reflects current market conditions, the carrying value approximates the fair value. The table below shows principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average interest rates were determined using weighted average interest paid and accrued in December, 2001. You should read Note 3 of the Notes to the Financial Statements and Supplementary Data for further discussion of our debt that is sensitive to interest rates.

	2002	2003	2004	2005	Total
			(000s, except interest rates)		
Variable rate debt:					
Revolving Facility (secured)	$ 2,400	$ 3,600	$ 3,600	$ 2,400	$12,000
Average interest rate	5.00%	5.00%	5.00%	5.00%	

At February 1, 2002, we had bank loans in the amount of $12,565,589 outstanding at an average interest rate of 5.00%. Borrowings under our new credit facility bear interest, at our election, at (i) the bank's base rate or (ii) the Eurodollar rate, plus 2.75%, but in no event less than 5.00%. As a result, our annual interest cost in 2002 will fluctuate based on short-term interest rates. Assuming no change in the amount outstanding during 2002, the impact on interest expense of a ten percent change in the average interest rate would be approximately $691,107. As the interest rate is variable and is reflective of current market conditions, the carrying value approximates the fair value.

Our major market risk exposure is in the pricing applicable to our oil and natural gas production. Market risk refers to the risk of loss from adverse changes in oil and natural gas prices. Realized pricing is primarily driven by the prevailing domestic price for crude oil and spot prices applicable to the region in which we produce natural gas. Historically, prices received for oil and gas production have been volatile and unpredictable. Pricing volatility is expected to continue. Oil prices ranged from a monthly low of $16.81 per barrel to a monthly high of $33.95 per barrel during 2001. Natural gas prices we received during 2001 ranged from a monthly low of $1.08 per Mcf to a monthly high of $11.81 per Mcf. A significant decline in the prices of natural gas or oil could have a material adverse effect on our financial condition and results of operations.

Historically, we have not entered into hedging arrangements and have not had any delivery commitments. While hedging arrangements reduce exposure to losses as a result of unfavorable price changes, they may also limit the ability to benefit from favorable market price changes. However, as we described on page 16, in January, 2002, our Board determined that Parallel should hedge natural gas prices for one-half of its natural gas production. After reviewing alternative strategies, we entered into commodity derivative contracts in the form of put options on gas prices. These put options create a sales price floor for part of our gas production. We believe put floors provide us with the advantage of no margin requirements, participating in the upside of potential increases in natural gas prices and establishing a minimum selling price at a fixed cost. However, put floors can also be expensive if markets do not change, and in most cases the protection of a floor will not be immediately realized at current levels. In January and February, 2002, we purchased put floors with a counterparty to sell notional volumes of 210,000 Mcf of gas per month for the seven-month period April, 2002 through October, 2002, at a floor price of $2.40 per Mcf based on NYMEX pricing. The cost of implementing these hedges was $311,930 and $79,179, respectively, or approximately $56,000 per month for the seven-month period. These derivatives are not held for trading purposes.

Realized gains or losses from the settlement of the put floors are recorded in our financial statements as increases or decreases in oil and natural gas revenues. For example, using a floor price of $2.40 for the month of April, 2002, if the settlement price was less than $2.40, then an increase in gas revenues would have been recorded for the difference between the settlement price and $2.40 multiplied by the notional volume of 210,000 Mcf of natural gas. As a further example, for the month of April, 2002, if the settlement price was $2.20, then gas revenues would have increased by $42,000. Conversely, if the settlement price exceeded the floor of $2.40, then a reduction in gas revenues would be recorded to the extent of $61,000, the actual premium we paid for our April contract.

The following table illustrates our gas hedge, which we entered into in the first quarter of 2002.

Period	Mcf Per Day	Total Mcf	Commodity	Average Cost of Floor per Mcf
April 2002	7,000	210,000	natural gas	$ 0.2893
May 2002	7,000	210,000	natural gas	$ 0.2657
June 2002	7,000	210,000	natural gas	$ 0.2486
July 2002	7,000	210,000	natural gas	$ 0.2414
August 2002	7,000	210,000	natural gas	$ 0.2479
September 2002	7,000	210,000	natural gas	$ 0.2679
October 2002	7,000	210,000	natural gas	$ 0.2751

FORWARD-LOOKING STATEMENT

Some statements in the Parallel Petroleum Corporation 2001 Annual Report are "forward-looking statements". All statements other than statements of historical facts included in this report, including, without limitation, statements regarding planned capital expenditures, the availability of capital resources to fund capital expenditures, estimates of proved reserves, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "estimate," "continue," "present value," "future" or "reserves" or other variations or comparable terminology. We believe the assumptions and expectations reflected in these forward-looking statements are reasonable. However, we can't give any assurance that our expectations will prove to be correct or that we will be able to take any actions that are presently planned. All of these statements involve assumptions of future events and risks and uncertainties. Risks and uncertainties associated with forward-looking statements include, but are not limited to:

- fluctuations in prices of oil and gas;
- future capital requirements and availability of financing;
- geological concentration of our reserves;
- risks associated with the drilling of wells;
- competition;
- general economic conditions;
- governmental regulations;
- potential defaults in the payment of amounts owed to us by purchasers of our production and counterparties to our hedging contracts; and
- risks of hedging activities.

For these and other reasons, actual results may differ materially from those projected or implied. We caution you against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Parallel Petroleum Corporation:

We have audited the balance sheets of Parallel Petroleum Corporation (the "Company") as of December 31, 2001 and 2000, and the related statements of income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parallel Petroleum Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three–year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Midland, Texas
March 15, 2002

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 3,351,044	$ 2,000,826
Accounts receivable:		
Oil and gas	1,420,859	4,057,527
Others, net of allowance for doubtful accounts of $0 in 2001 and $51,136 in 2000	263,819	319,818
Affiliate	16,687	19,569
	1,701,365	4,396,914
Other assets	207,120	27,166
Total current assets	5,259,529	6,424,906
Property and equipment, at cost:		
Oil and gas properties, full cost method (Note 11)	85,132,345	72,316,384
Other	552,219	372,765
	85,684,564	72,689,149
Less accumulated depreciation and depletion	(55,854,378)	(32,742,060)
Net property and equipment	29,830,186	39,947,089
Net deferred tax asset (Note 5)	6,137,670	-
Investment in First Permian, LLC (Note 15)	473,764	-
Other assets, net of accumulated amortization of $131,139 in 2001 and $114,791 in 2000	58,754	84,442
	$ 41,759,903	$ 46,456,437
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt (Note 3)	$ 2,400,000	$ 803,531
Investment liability in First Permian (Note 15)	-	366,765
Accounts payable and accrued liabilities	3,446,370	2,443,773
Income taxes payable (Note 5)	-	50,000
Total current liabilities	5,846,370	3,664,069
Long–term debt, excluding current maturities (Note 3)	9,600,000	11,624,000
Stockholders' equity:		
Series A preferred stock – par value of $.10 per share (aggregate liquidation preference of $26) authorized 50,000 shares	-	-
Preferred stock - $.60 cumulative convertible preferred stock par value of $.10 per share, (aggregate liquidation preference of $10) authorized 10,000,000 shares, issued and outstanding 974,500 in 2001 and 2000	97,450	97,450
Common stock – par value of $.01 per share, authorized 60,000,000 shares, issued and outstanding 20,663,861 in 2001 and 20,331,858 in 2000	205,288	203,319
Additional paid–in surplus	34,088,849	34,238,078
Accumulated deficit	(8,078,054)	(3,370,479)
Total stockholders' equity	26,313,533	31,168,368
Commitments and contingencies (Note 16)	-	-
	$ 41,759,903	$ 46,456,437

See accompanying notes to financial statements.

Statements of Income (Loss)
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Oil and gas revenues	$ 17,840,024	$ 17,134,502	$ 8,974,041
Costs and expenses:			
Lease operating expense	3,920,840	3,099,534	2,353,732
General and administrative	1,346,454	1,191,527	805,934
Provision for losses on trade receivables	–	–	85,829
Depreciation and depletion	6,318,105	5,239,205	5,223,500
Impairment of oil and gas properties (Note 12)	16,819,813	–	1,705,000
Total costs and expenses	28,405,212	9,530,266	10,173,995
Operating income (loss)	(10,565,188)	7,604,236	(1,199,954)
Other income (expense), net:			
Equity in income (loss) of First Permian, LLC (Note 15)	840,529	(500,576)	197,811
Interest income	142,948	220,280	65,333
Other income	93,922	130,368	26,847
Interest expense	(802,017)	(1,340,360)	(1,534,540)
Other expense	(529,317)	(6,620)	(5,954)
Total other expense, net	(253,935)	(1,496,908)	(1,250,503)
Income (loss) before income taxes	(10,819,123)	6,107,328	(2,450,457)
Income tax (expense) benefit	6,111,548	(130,000)	–
Net income (loss)	$ (4,707,575)	$ 5,977,328	$(2,450,457)
Cumulative preferred stock dividend	$ (609,063)	$ (609,063)	$ (609,063)
Net income (loss) available to common stockholders	$ (5,316,638)	$ 5,368,265	$(3,059,520)
Net income (loss) per common share:			
Basic	$(.26)	$.26	$(.16)
Diluted	$(.26)	$.25	$(.16)

See accompanying notes to financial statements.

Statements of Stockholders' Equity
Years ended December 31, 2001, 2000 and 1999

	Common stock		Preferred stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	paid-in surplus	Accumulated Deficit	stockholders' equity
Balance, January 1, 1999	18,306,858	$ 183,069	974,500	$ 97,450	$ 32,341,971	$ (6,897,350)	$ 25,725,140
Issuance of stock, net	2,000,000	20,000	–	–	3,097,295	–	3,117,295
Options exercised, including income tax benefit	25,000	250	–	–	16,938	–	17,188
Net loss	–	–	–	–	–	(2,450,457)	(2,450,457)
Dividends ($.60 per share)	–	–	–	–	(609,063)	–	(609,063)
Balance, December 31, 1999	20,331,858	203,319	974,500	$ 97,450	34,847,141	(9,347,807)	25,800,103
Net income	–	–	–	–	–	5,977,328	5,977,328
Dividends ($.60 per share)	–	–	–	–	(609,063)	–	(609,063)
Balance, December 31, 2000	20,331,858	203,319	974,500	97,450	34,238,078	(3,370,479)	31,168,368
Options issued	–	–	–	–	99,000	–	99,000
Options exercised, including income tax benefit	332,003	1,969	–	–	360,834	–	362,803
Net loss	–	–	–	–	–	(4,707,575)	(4,707,575)
Dividends ($.60 per share)	–	–	–	–	(609,063)	–	(609,063)
Balance, December 31, 2001	**20,663,861**	**$ 205,288**	**974,500**	**$ 97,450**	**$ 34,088,849**	**$ (8,078,054)**	**$ 26,313,533**

See accompanying notes to financial statements.

Statements of Cash Flows
Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ (4,707,575)	$ 5,977,328	$ (2,450,457)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and depletion	6,318,105	5,239,205	5,223,500
Equity loss (income) of First Permian, LLC	(840,529)	500,576	(197,811)
Deferred income taxes	(6,111,548)		-
Loss on disposal of equipment	(8,908)	1,000	-
Impairment of oil and gas properties	16,819,813	-	1,705,000
Provision for losses on trade receivables	-	-	85,829
Stock-based financial advisory services	99,000	-	-
Other, net	25,688	(37,651)	11,728
Changes in assets and liabilities:			
Decrease (increase) in accounts receivable	2,695,549	(2,748,422)	(42,078)
Decrease (increase) in prepaid expenses	(179,954)	12,511	21,827
Increase (decrease) in accounts payable an accrued liabilities	(702,325)	1,773,692	(927,304)
Net cash provided by operating activities	13,407,316	10,718,239	3,430,234
Cash flows from investing activities:			
Additions to oil and gas property	(13,125,716)	(8,847,482)	(4,896,081)
Proceeds from disposition of oil and gas property	1,964,677	3,017,618	1,111,525
Additions to other property and equipment	(211,146)	(84,045)	-
Proceeds from disposition of other property and equipment	15,000	-	-
Distribution received from investment in First Permian, LLC	-	67,500	-
Investment in First Permian, LLC	-	-	(3,500)
Net cash used in investing activities	(11,357,185)	(5,846,409)	(3,788,056)
Cash flows from financing activities:			
Borrowings from bank line of credit	2,000,000	12,427,531	780,000
Payments on bank line of credit	(2,427,531)	(15,965,889)	(2,850,000)
Proceeds from exercise of options and warrants	336,681	-	17,188
Stock offering costs —	-	-	(82,705)
Proceeds from common stock issuance	-	-	3,200,000
Payments of preferred stock dividend	(609,063)	(609,063)	(609,063)
Net cash provided by (used in) financing activities	(699,913)	(4,147,421)	455,420
Net increase in cash and cash equivalents	1,350,218	724,409	97,598
Beginning cash and cash equivalents	2,000,826	1,276,417	1,178,819
Ending cash and cash equivalents	$ 3,351,044	$ 2,000,826	$ 1,276,417

See accompanying notes to financial statements.

Notes to Financial Statements
December 31, 2001, 2000 and 1999

(1) Summary of Significant Accounting Policies

Nature of Operations

Parallel Petroleum Corporation (the "Company"), a Delaware corporation, is primarily engaged in, and its only industry segment is, the acquisition of, and the exploration for, development, production and sale of, crude oil and natural gas. The Company's business activities are carried out primarily in Texas. The Company's activities in Texas are focused in the onshore Gulf Coast area of Jackson, Wharton, Lavaca, Dewitt and Victoria Counties, Texas, and in the Permian Basin of West Texas.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of unsecured accounts receivable from unaffiliated working interest owners and crude oil and natural gas purchasers.

Property and Equipment

The Company's oil and gas producing activities are accounted for using the full cost method of accounting. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

Management and service fees received for contractual arrangements, if any, are treated as reimbursement of costs, offsetting the costs incurred to provide those services, with any excess of fees over costs credited to the full cost pool and recognized through lower cost amortization only as production occurs.

Depletion is provided using the unit-of-production method based upon estimates of proved oil and gas reserves with oil and gas production being converted to a common unit of measure based upon their relative energy content. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a "ceiling test", which basically limits such costs to the aggregate of the "estimated present value", discounted at a 10-percent interest rate, of future net revenues, net of income tax effects, from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved oil and gas reserves, in which case the gain or loss is recognized in income. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

Maintenance and repairs are charged to operations; renewals and betterments are capitalized to the appropriate property and equipment accounts.

Upon retirement or disposition of assets other than oil and gas properties, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, recognized in income. Depreciation of other property and equipment is computed using the straight–line method based on their estimated useful lives.

Income Taxes

The Company accounts for federal income taxes using Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on previously recorded deferred tax assets and liabilities resulting from a change in tax rates is recognized in earnings in the period in which the change is enacted.

Investments

Investments in affiliated companies with a 20% to 50% ownership interest are accounted for on an equity basis and, accordingly, net income includes the Company's share of their income or loss.

Gas Balancing

Deferred income associated with gas balancing is accounted for on the entitlements method and represents amounts received for gas sold under gas balancing arrangements in excess of the Company's interest in properties covered by such agreements. The Company currently has no significant amounts outstanding under gas balancing arrangements.

Derivative Instruments and Hedging Activities

In June 1998 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000 the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133." SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Company adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. There was no material impact to the financial statements.

Environmental

The Company is subject to extensive Federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a noncapital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component are fixed or reliably determinable.

Net Income Per Share

Basic earnings per share excludes any dilutive effects of option, warrants and convertible securities and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed similar to basic earnings per share, however fully diluted earnings per share reflects the assumed conversion of all potentially dilutive securities.

Use of Estimates in the Preparation of Financial Statements

Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The oil and gas reserve estimates are used in the determination of depletion expense and the full-cost ceiling test and are inherently imprecise. Actual results could differ from those estimates.

Cash Management

The Company maintains a cash management system, whereby it maintains minimum cash balances with any excess cash applied against its bank line of credit.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits, money market accounts and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

(2) Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable, and accrued liabilities approximates fair value because of the short maturity of these instruments.

The carrying amount of long-term debt approximates fair value because the Company's current borrowing rate is based on a variable market rate of interest.

(3) Long-Term Debt

Long-term debt consists of the following at December 31:	2001	2000
Revolving Facility note payable to bank, at bank's base lending rate (4.75% at December 31, 2001 and 9.5% at December 31, 2000)	$ 12,000,000	$ 12,427,531
Less: current maturities	2,400,000	803,531
	$ 9,600,000	$ 11,624,000

On December 18, 2000, the Company entered into a note agreement with a bank ("Revolving Facility") to refinance the outstanding indebtedness with its former lender. Pursuant to the note agreement, the Company may borrow $30,000,000 or the "borrowing base" then in effect. The borrowing base in effect at December 31, 2001 was $11,624,000. At December 31, 2001, the Company had an outstanding loan balance in excess of its borrowing base and had violated certain debt covenants. However, the outstanding balance was retired in connection with the New Revolving Facility on January 25, 2002. The borrowing base is reduced by a monthly commitment reduction of $323,000 beginning January 1, 2001. The borrowing base and monthly commitment reduction are subject to redetermination semi-annually, on or about May 1 and November 1 of each year, beginning May 1, 2001. The lender may require a redetermination of the Borrowing Base and Monthly Automatic Borrowing Base Reduction at any time in its sole discretion. Indebtedness under the Revolving Facility matures October 1, 2003. The note is secured by substantially all of the Company's oil and gas properties. Commitment fees of .25% per annum on the difference between the revolving commitment and the average daily amount are due quarterly.

The unpaid principal balance for the Revolving Facility bears interest at the election of the Company at a rate equal to (i) the bank's base lending rate, or (ii) the applicable adjusted Eurodollar rate plus a margin of 2.75% during the related Eurodollar Interest Period. Interest is due and payable on the day which the related Eurodollar Interest Period ends.

The Revolving Facility note agreement contains various restrictive covenants and compliance requirements, which include (1) maintenance of certain financial ratios, (2) limiting the incurrence of additional indebtedness, and (3) no payment of dividends for common stock.

On January 25, 2002, the Company entered into a note agreement with a bank ("New Revolving Facililty") to refinance the outstanding indebtedness with its former lender. Pursuant to the note agreement, the Company may borrow the lesser of $30,000,000 or the "borrowing base" then in effect. The borrowing base at January 25, 2002 was $13,000,000. The borrowing base is reduced by a monthly commitment reduction of $300,000 beginning May 1, 2002. At the closing of the loan transaction, the outstanding balance was $12,065,589, bearing interest at 5.00%. The borrowing base and monthly commitment reduction are subject to redetermination semi-annually, on or about May 1 and November 1 of each year, beginning May 1, 2002. The lender may require a redetermination of the Borrowing Base and Monthly Automatic Borrowing Base Reduction at any time in its sole discretion. Indebtedness under the Revolving Facility matures January 25, 2006. Substantially all of our producing properties are pledged to the bank as collateral for the payment and performance of our liabilities and obligations under the loan agreement.

The unpaid principal balance for the New Revolving Facility bears interest at the election of the Company at a rate equal to (i) the bank's base lending rate, or (ii) the applicable Adjusted Eurodollar Rate plus a margin of 2.75% during the related Eurodollar Interest Period. However, the interest rate may never be less than 5.00%. Interest is due and payable on the day which the related Eurodollar Interest Period ends.

The New Revolving Facility agreement contains quarterly various restrictive covenants and compliance requirements which include (1) maintenance of certain financial ratios, (2) limiting the incurrence of additional indebtedness, and (3) no payment of dividends for common stock

Scheduled maturities of long-term debt at December 31, 2001, based on the New Revolving Facility entered into January 25, 2002, are as follows:

2002	$	2,400,000
2003		3,600,000
2004		3,600,000
2005		2,400,000
	$	12,000,000

(4) Stock Options, Warrants and Rights

At the election of the board of directors, the Company awards both incentive stock options and nonqualified stock options to selected key employees and officers. The options are awarded at an exercise price based on the closing price of the Company's common stock on the date of grant, a two-year and four-year vesting schedule and a ten-year exercise period. As of December 31, 2001, options expire beginning in the current year and extending through 2009. Exercise of the nonqualified stock options resulted in a deferred tax benefit of $26,122 and $6,375 for the year ended December 31, 2001 and 1999, respectively.

The Company applies APB 25 and related interpretations in accounting for its stock option awards. No compensation expense has been recognized for its stock option awards. If compensation expense for the stock option awards had been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), the Company's net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below for the years ended December 31:

	2001	2000	1999
Net income (loss)	$ (4,496,924)	$ 5,832,237	$ (3,107,170)
Basic net income (loss) per share	$ (.27)	$ .29	$ (.17)
Diluted net income (loss) per share	$ (.27)	$ .25	$ (.17)

Under FAS 123, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001 and 1999. No options were granted in 2000.

	2001	1999
Risk-free interest rate	4.49	5.98
Expected life	8 years	8 years
Expected volatility	.56	.74

A summary of the Company's employee stock options as of December 31, 2001, 2000 and 1999, and changes during the years ended on those dates is presented below:

	For the year ended December 31, 2001		For the year ended December 31, 2000		For the year ended December 31, 1999	
	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price	Number of Shares	Weighted Average Price
Stock options:						
Outstanding at beginning of year	1,951,750	$ 3.13	1,951,750	$ 3.13	1,541,750	$ 3.46
Options granted	700,000	4.87	-	-	435,000	1.29
Options exercised	(325,500)	(1.03)	-	-	(25,000)	(.69)
Options expired	(222,500)	3.80	-	-	-	-
Outstanding at end of year	2,103,750	$ 3.74	1,951,750	$ 3.13	1,951,750	$ 3.13
Exercisable at end of year	1,451,250	$ 3.54	1,689,250	$ 3.26	1,200,500	$ 3.35
Weighted average fair value of options granted during the year	$1.84		$ -		$1.40	

The following table summarizes information about the Company's employee stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$1.81 - $3.94	660,000	5 years	$2.72	660,000	$2.72
$4.09 - $5.50	1,443,750	7 years	$4.31	791,250	$4.23
	2,103,750			1,451,250	

Stock Warrants

In connection with a common stock offering in 1996, an underwriter received a five-year warrant to purchase 125,000 shares of common stock at an exercise price of $5.10 per share. These warrants expired unexercised in 2001.

The Company has outstanding at December 31, 2001 and 2000, 300,000 warrants which were issued as part of the Company's initial public offering in 1980. Each warrant allows the holder to buy one share of common stock for $6.00. The warrants are exercisable for a 30 day period commencing on the date a registration statement covering exercise is declared effective. The warrants contain antidilution provisions and in the event of liquidation, dissolution, or winding up of the Company, the holders are not entitled to participate in the assets of the Company.

The Company also has outstanding at December 31, 2001, an additional 275,000 warrants issued as partial payment for services rendered for financial and investment advice. The warrants have an exercise price equal to the average of the last bid and last asked price of the Company's common stock on the effective date of the issuance of the warrants and have a term of five years from date of issuance and a vesting period of one year. The expense related to these warrants in the amount of $99,000 has been recorded in other expenses in 2001 and is based on the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Stock Rights

On October 5, 2000, the Board of Directors declared a dividend of one Right for each outstanding share of the Company's common stock, $0.01 par value, distributable to stockholders of record at the close of business on October 16, 2000. If a public announcement that a person has acquired 15% or more of the Company's common stock or a tender offer or exchange offer is made for 15% or more of the common stock, each Right will entitle the holder to purchase from the Company one one-thousandth of a share of Series A Preferred Stock, par value $0.10 per share, at an exercise price of $26.00 per one one-thousandth of a share, subject to adjustment.

Initially, the Rights attach to all common stock certificates representing shares then outstanding, and no separate rights certificates will be distributed. The Rights separate from the common stock upon the earlier of (1) ten business days following a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock or (2) ten business days (or such later date as the Board of Directors shall determine) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of common stock. The date the Rights separate is referred to as the "distribution date".

Under certain circumstances the rights entitle the holders to buy the Company's stock at a 50% discount. In the event that (1) the Company is the surviving corporation in a merger or other business combination with an entity that owns 15% or more of the Company's outstanding stock; (2) any person shall acquire beneficial ownership of 15% of the Company's outstanding stock; or (3) there is any type of recapitalization of the Company that results in an increase by more than 1% the proportionate share of equity securities of the Company owned by a person who owns 15% or more of the Company's outstanding stock, each right holder will have the option to buy for the purchase price common stock of the Company having a value equal to two times the purchase price of the right.

Under certain circumstances the rights entitle the holders to buy shares of the acquiror's common stock at a 50% discount. In the event that, at any time after a person has acquired 15% or more of the Company's common stock, (1) the Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation; (2) the Company is the surviving corporation in a transaction in which all or part of the common stock is exchanged for cash, property or securities of any other person; or (3) more than 50% of the assets, cash flow or earning power of the Company is sold, each right holder will have the option to buy for the purchase price stock of the acquiring company having a value equal to two times the purchase price of the right.

The Rights are not exercisable until the distribution date and will expire at the close of business on October 5, 2010, unless earlier redeemed by the Company for $0.001 per right.

(5) Income Taxes

Federal income tax expense (benefit) differs from the amount computed at the Federal statutory rate as follows:

	Year ended December 31,		
	2001	2000	1999
Income tax expense (benefit) at statutory rate	$ (3,678,502)	$ 2,076,492	$ (833,156)
Change in valuation allowance for deferred tax assets	(2,062,954)	(2,185,526)	1,718,284
Adjustment to deferred tax liability for changes in estimates	-	669,533	(649,920)
Statutory depletion	(389,235)	(445,941)	(237,047)
Nondeductible expenses and other	19,143	15,442	1,839
Income tax expense (benefit)	$ (6,111,548)	$ 130,000	$ -

Income tax expense is deferred, with the exception of $130,000 in 2000 related to alternative minimum tax ("AMT").

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2001	2000
Noncurrent		
Deferred tax assets:		
Net operating loss carryforwards	$ 6,370,720	$ 4,840,778
Statutory depletion carryforwards	2,025,166	1,635,931
Alternative minimum tax credit carryforward	118,074	125,523
Suspended loss carryforward in First Permian, LLC	2,893,244	124,700
Allowance for accounts receivable	-	17,386
Charitable contribution carryforward	7,713	-
Total deferred tax assets	11,414,917	6,744,318
Less valuation allowance	-	(2,062,954)
Total deferred tax assets	11,414,917	4,681,364
Deferred tax liabilities:		
Equity investment in First Permian, LLC	3,054,324	-
Property and equipment, principally due to differences in basis, expensing of intangible drilling costs for tax purposes and depletion	2,222,923	4,681,364
Total deferred tax liabilities	5,277,247	4,681,364
Net noncurrent deferred income tax asset	$ 6,137,670	$ -

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2000, the Company established a valuation allowance against deferred tax assets of $2,062,954. This was due to the historical volatility in crude oil and gas prices, the uncertainty of future commodity prices, and the Company's history of generating net losses. Management was unable to conclude that it is more likely than not that the Company will be able to utilize all the available carryforwards prior to their ultimate expiration. In 2001 the valuation allowance was reversed as the Company is expected to be able to utilize the available carryforwards prior to their expiration due to the impending sale of its investment in First Permian. (See Note 19)

As of December 31, 2001, the Company had net operating loss carryforwards for regular tax purposes available to reduce future taxable income and tax liability, respectively. These carryforwards expire as follows:

	Net operating loss	Alternative minimum tax net operating loss loss
2009	$ 194,000	
2018	8,658,000	$ 6,635,000
2019	5,250,000	5,022,000
2021	4,635,000	-
	$ 18,737,000	$ 11,657,000

As of December 31, 2001, the Company had approximately $118,000 of minimum tax credit available indefinitely.

(6) Major Customers

The following purchasers accounted for 10% or more of the Company's oil and gas sales for the years ended December 31:

	2001	2000	1999
Purchaser A	25%	-	-
Purchaser B	6%	6%	14%
Purchaser C	38%	22%	27%
Purchaser D	-	-	26%
Purchaser E	23%	16%	-

(7) Employee Pension Plan

Effective September 1, 1988, the Company established a simplified employee pension plan covering all salaried employees of the Company. The employees voluntarily contribute a portion of their eligible compensation, not to exceed $7,000, adjusted for inflation beginning in 1988, to the plan. The Company's contribution, including the employees contribution, cannot exceed the lesser of $30,000 or 15% of compensation. During 2001, 2000 and 1999, the Company contributed an aggregate of $39,760, $36,077 and $14,338, respectively, of which $11,724, $9,750 and $3,750, respectively, on behalf of a Director of the Company. The Company has no obligation to make contributions to the plan.

(8) Statements of Cash Flows

During 2000, management of the Company made the decision to not sell its assets held for sale and $2,127,734 was transferred from assets held for sale to oil and gas properties. This transfer was a non-cash transaction.

No Federal income taxes were paid in 2001, 2000 and 1999, as a result of net operating losses or loss carryforwards.

The Company made interest payments of $802,017, $1,340,002 and $1,534,023 in 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, there were $2,366,795 and $711,873, respectively, of property additions accrued in accounts payable.

(9) Equity Transactions

Common Stock

On November 19, 1999, the Company completed a private placement of 2,000,000 shares of its common stock for a price of $1.60 per share. Proceeds received, net of related expenses, were approximately $3,117,000 and were used to pay down debt, fund capital projects and pay for operations.

Preferred Stock

On April 8, 1998, the Company completed a private placement of 600,000 shares of its $.60 Cumulative Convertible Preferred Stock, $.10 par value per share ("Old Preferred Stock"). Cumulative dividends of $.60 per share were payable semi-annually on June 15 and December 15 of each year. Each share of Old Preferred Stock was convertible at the option of the holder, into 1.5625 shares of common stock at an initial conversion price of $6.40 per share, subject to adjustment in certain events. Proceeds received, net of related expenses, were approximately $5,919,000. The net proceeds from the sale of Old Preferred Stock were used to reduce the indebtedness outstanding under the Company's loan agreement.

On October 16, 1998, the Company exchanged 600,000 shares of its $.60 Cumulative Convertible Preferred Stock ("Old Preferred Stock"), issued in a private placement transaction dated April 8, 1998, for 600,000 shares of its 6% Convertible Preferred Stock, $0.10 par value per share ("Preferred Stock"). Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events. The Company may redeem the Preferred Stock, in whole or part, after October 20, 1999, for $10 per share plus accrued dividends.

On October 30, 1998, the Company completed a private placement of 374,500 shares of its 6% Convertible Preferred Stock, $0.10 par value per share ("Preferred Stock"). Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of common stock at an initial conversion price of $3.50 per share, subject to adjustment in certain events. The Company may redeem the Preferred Stock, in whole or part, after October 20, 1999, for $10 per share plus accrued dividends. Proceeds received, net of expenses, were approximately $3,709,000. The net proceeds from the sale of the Preferred Stock were used to reduce the indebtedness under the Company's loan agreement.

Cumulative dividends of $0.60 are payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 1998.

On October 5, 2000, the Company authorized 50,000 shares of $0.10 par Series A Preferred Stock. These shares will be issued upon the exercise of the Company's Preferred Stock Purchase Rights. Subject to the rights of the holders of any series of preferred stock ranking prior and superior to the Series A preferred stock with respect to dividends, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, and if declared by the Board of Directors, quarterly dividends payable in cash on the first day of July, October, January and April, in each year beginning in 2001, commencing on the first quarterly dividend payment Date after the first issuance of a fraction of a share of Series A Preferred Stock. Each share of Series A Preferred Stock shall entitle the holder to one one-thousandth of a vote on all matters submitted to a vote of the stockholders of the Company.

(10) Related Party Transactions

Certain Directors and their companies own interests in certain wells operated by the Company. During 2001 and 2000, the Company charged $264,470 and $305,304, respectively, for lease operating expenses and drilling costs and paid $175,991 and $160,704, respectively, in oil and gas revenues to these related parties related to these wells.

An entity in which the Chief Executive Officer and Chairman of the Board is the owner acted as the Company's agent in performing the routine day to day operations of certain wells. In 2001 and 2000, the Company was billed $115,493 and $169,906, respectively, for the Company's pro rata share of lease operating and drilling expenses and received $319,308 and $274,065 in 2001 and 2000, respectively, in oil and gas revenues related to these wells.

During 2001 and 2000, the Company received from First Permian, LLC reimbursement of general and administrative expenses of $23,647 and $115,471, respectively, with the reimbursement netted against the costs incurred to provide those services.

The Company received management fees of $68,750 and $75,000 from First Permian, LLC, in 2001 and 2000, respectively. These fees are not related to oil and gas exploration and development activities, but are reimbursement of general and administrative expenses and are properly recorded in other income.

During 2000, the Company received a $67,500 cash distribution from First Permian, LLC for tax withholdings associated with the Company's interest in First Permian. No such distribution was received in 2001 or 1999.

A certain Director of the Company also serves as director of an entity which owns 110,000 shares of preferred stock of the Company. In addition, a Foundation, where this same Director is the chairman of the board of directors of the Foundation, and a Trust, where this same Director is trustee, owns a total of 55,000 shares each of preferred stock of the Company. All of the shares of preferred stock of the Company were purchased at a price of $10 per share on the same terms as all other unaffiliated purchasers.

In the current year, a certain Director of the Company acquired an interest in a portion of the warrants awarded to the Company's investment advisor (see note 4) as the director acts a consultant for the investment advisor. The fair value of the warrants is estimated to be $33,000 using the Black-Scholes Option Pricing model. Also, the director received a portion of the quarterly fees paid to the investment advisor aggregating $18,750 in 2001.

(11) Oil and Gas Expenditures

The following table reflects capitalized costs related to the oil and gas properties as of December 31:

	2001	2000
Proved properties	$ 76,248,443	$ 57,915,944
Unproved properties, not subject to depletion	8,883,902	14,400,440
	85,132,345	72,316,384
Accumulated depletion	(55,552,876)	(32,495,930)
	$ 29,579,469	$ 39,820,454

Certain directly identifiable internal costs of property acquisition, exploration and development activities are capitalized. Such costs capitalized in 2001, 2000 and 1999 totaled $782,450, $624,007 and $508,883, respectively.

Depletion per equivalent unit of production (BOE) was $9.13, $8.18 and $8.30 for 2001, 2000 and 1999, respectively.

The following table reflects costs incurred in oil and gas property acquisition, exploration and development activities for each of the years in the three year period ended December 31:

	2001	2000	1999
Transfers (to)/from assets held for sale	$ -	$2,127,734	$(2,127,734)
Proved property acquisition costs	26,970	23,291	41,768
Unproved property acquisition costs	3,420,455	3,371,898	1,978,964
Exploration	6,820,480	2,163,124	1,855,948
Development	1,202,889	1,087,424	638,845
	$11,470,794	$8,773,471	$ 2,387,791

(12) Impairment of Oil and Gas Properties

As a result of a ceiling test calculation, which limits capitalized costs, net of related deferred tax liability, to the aggregate of the estimated present value, discounted at 10-percent of future net revenues from proved reserves plus lower of cost or fair market value of unproved properties, the Company recognized an impairment of approximately $16,820,000, of which $14,643,000 was recognized in the fourth quarter, and $1,705,000 related to its oil and gas properties during 2001 and 1999, respectively. There was no impairment recorded for 2000.

(13) Earnings per Share

In accordance with the provisions of FAS 128, the following table provides a reconciliation between basic and diluted earnings per share for the year ended December 31:

	2001	2000	1999
Basic EPS Computation:			
Numerator -			
Net income (loss)	$ (4,707,575)	$ 5,977,328	$(2,450,457)
Preferred stock dividend	(609,063)	(609,063)	(609,063)
Net income (loss) available to common stockholders	$ (5,316,638)	$ 5,368,265	$(3,059,520)
Denominator -			
Weighted average common shares outstanding	20,457,697	20,331,858	18,549,214
Basic net earnings (loss) per share	$ (.26)	$ .26	$ (.16)
Diluted EPS Computation:			
Numerator -			
Net income (loss)	$ (4,707,575)	$ 5,977,328	$(2,450,457)
Preferred stock dividend	(609,063)	-	(609,063)
Net income (loss) available to common stockholders	$ (5,316,638)	$ 5,977,328	$(3,059,520)
Denominator -			
Weighted average common shares for basic earnings (loss) per share	20,457,697	20,331,858	18,549,214
Effect of dilutive securities:			
Employee stock options	-	348,787	-
Warrants	-	603	-
Preferred stock	-	2,784,244	-
Weighted average common shares for diluted earnings (loss) per share assuming conversions	20,457,697	23,465,492	18,549,214
Diluted net earnings (loss) per share	$ (.26)	$ .25	$ (.16)

Stock options to purchase shares of common stock and convertible preferred stock were outstanding during 2001 and 1999 but were not included in the computation of diluted net earnings (loss) per share because either (i) the employee stock options' exercise price was greater than the average market price of the common stock of the Company, (ii) the effect of the assumed conversion of the Company's preferred stock to common stock would be antidilutive, or (iii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

(14) Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". Statement 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and Statements 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. As of December 31, 2001 the Company expects no impact to the financial statements, upon adoption, as no business combinations have been entered into, thus the potential for associated goodwill does not currently exist.

Also, the FASB has issued Statement No. 143 "Accounting for Asset Retirement Obligations" which establishes requirements for the accounting of removal-type costs associated with asset retirements. The standard is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company is currently assessing the impact on its financial statements.

On October 3, 2001, the FASB issued Statements No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This pronouncement supercedes FAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed" and eliminates the requirement of Statement 121 to allocate goodwill to long-lived assets to be tested for impairment. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The Company is currently assessing the impact to its financial statements.

(15) Equity Investment

On June 30, 1999, the Company acquired a 22.5% interest for $2,250 in First Permian, LLC ("First Permian"), a Delaware limited liability company. At December 31, 2001 and 2000, the Company's interest in First Permian was 30.675%.

On June 25, 1999, First Permian and Fina Oil and Chemical Company ("Fina") entered into a Merger Agreement in which First Permian purchased oil and gas properties located in the Permian Basin of west Texas for $96,125,000. Under the Merger Agreement, the oil and gas properties were conveyed to Nash Oil Company, LLC ("Nash"), a newly formed Delaware Limited Liability Company and a wholly-owned subsidiary of Fina. Effective June 30, 1999, First Permian and Nash were merged with the surviving limited liability company being First Permian, LLC. The purchase was financed primarily with a bank credit facility for $74,000,000, subordinated notes totaling $16,000,000 and sale of minerals for $5,000,000. The credit facility is collateralized by substantially all of First Permian's oil and gas properties.

At December 31, 2000, the Company has recorded a loss of $500,576 in its investment of First Permian, LLC to the extent that the Company had guaranteed $10,000,000 of the debt of First Permian. Effective October 25, 2000, the Company was released from its guarantee and discontinued the equity method of accounting for its share of losses in First Permian.

In 2001 the Company resumed the equity method of accounting as their portion of First Permian's net income exceeded the losses not recognized during the period the equity method was suspended. In 2001 the Company recorded equity in income of $840,529.

On March 7, 2002, First Permian entered into an Agreement of Sale and Purchase to sell all of its oil and gas properties. See Note 19 for further discussion.

First Permian adopted FASB Statement 133 and recorded a net transition adjustment loss of $6,105,108 in accumulated other comprehensive income on January 1, 2001.

The following summarizes selected audited financial information for First Permian, LLC as of December 31:

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 1,385,640	$ 3,836,840
Accounts receivable	4,159,239	6,337,595
Prepaids	99,106	61,218
Total current assets	5,643,985	10,235,653
Property and equipment, at cost:		
Oil and gas properties, full cost method	108,256,338	87,527,750
Other property	1,479,885	1,086,427
	109,736,223	88,614,177
Less accumulated depletion and depreciation	(14,459,797)	(8,251,530)
Net property and equipment	95,276,426	80,362,647
Other non-current assets, net of accumulated amortization of $1,951,000 in 2001 and $946,000 in 2000	594,704	1,664,528
	$101,515,115	$92,262,828
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued liabilities-trade	$ 6,342,325	$ 7,042,264
Liability for derivative instruments	773,780	58,450
Total current liabilities	7,116,075	7,100,714
Long-term debt, net of current maturities	73,000,000	67,400,000
Redeemable preferred units	15,549,085	14,224,946
Members' equity	5,849,955	3,537,168
	$101,515,115	$92,262,828
Revenues	$ 31,094,044	$24,713,111
Cost and expenses	19,642,279	16,870,023
Operating income	11,451,765	7,843,088
Other expense, net	(6,855,768)	(7,220,136)
Net income before extraordinary item	$ 4,595,997	$ 622,952
Extraordinary loss from debt restructure	-	(960,825)
Net income (loss)	$ 4,595,997	$ (337,873)
Redeemable preferred unit dividends	(1,324,199)	(724,946)
Net income (loss) available to common members	$ 3,271,798	$ (1,062,819)

The following summarizes the Company's 30.675% interest in First Permian LLC's unaudited oil and gas reserve data (in thousands):

Changes in Reserve Balances

	Total Proved		Proved Developed	
	Bbl	Mcf	Bbl	Mcf
Reserves as of December 31, 1999	10,226	8,190	5,949	7,764
Purchase of reserves in place	1,266	246	1,266	246
Sales of reserves in place	(3)	(2,014)	(3)	(2,014)
Revisions of previous estimates	3,639	(4,253)	680	(4,395)
Production	(386)	(350)	(386)	(350)
Reserves as of December 31, 2000	14,742	1,819	7,506	1,251
Purchase of reserves in place	-	-	-	-
Sales of reserves in place	-	-	-	-
Revisions of previous estimates	(654)	636	1,219	502
Production	(458)	(168)	(458)	(168)
Reserves as of December 31, 2001	13,630	2,287	8,267	1,585

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

	December 31,	
	2001	2000
Future cash flows	$ 238,050	$ 374,869
Future costs:		
Production	(84,644)	(126,082)
Development	(23,605)	(28,728)
Future net cash flows	129,801	220,059
10% annual discount for estimated timing of cash flows	(83,336)	(128,010)
Standardized measure of discounted net cash flows	$ 46,465	$ 92,049

Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves

For the years ended December 31, 2001 and 2000

	2001	2000
Increase (decrease):		
Sales of minerals in place	$ -	$ (1,380)
Accretion of discount	9,204	7,367
Net change in sales prices net of production costs	(5,635)	24,997
Purchase of minerals in place	-	9,755
Changes in estimated future development costs	1,834	(6,514)
Revisions of quantity estimates	(44,573)	(11,603)
Sales, net of production costs	(6,414)	(4,242)
Net increase (decrease)	(45,585)	18,380
Standardized measure of discounted net cash flows:		
Beginning of year	92,049	73,669
End of year	$ 46,465	$ 92,049

(16) Commitments and Contingencies

At December 31, 2001, the Company is party to two legal actions arising incidental to its business. It is management's opinion that the ultimate outcome of these legal actions will not have a material adverse effect on the Company's operations or financial position.

(17) Supplemental Oil and Gas Reserve Data (Unaudited)

The estimates of the Company's proved oil and gas reserves, which are all located in the United States, are prepared by independent petroleum engineers. Reserves were estimated in accordance with guidelines established by the U.S. Securities and Exchange Commission and the Financial Accounting Standards Board, which require that reserve estimates be prepared under existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements. The Company has presented the reserve estimates utilizing an oil price of $18.98, $25.09 and $24.75 per Bbl and a gas price of $2.72, $10.18 and $2.20 per Mcf as of December 31, 2001, 2000 and 1999, respectively. Information for oil is presented in barrels (Bbl) and for gas in thousands of cubic feet (Mcf).

A summary of changes in reserve balances is presented below (in thousands):

	Total Proved		Proved Developed	
	Bbl	Mcf	Bbl	Mcf
Reserves as of December 31, 1999	1,008	17,284	589	12,685
Sales of reserves in place	-	(383)	-	(383)
Extensions and discoveries	37	1,143	37	1,143
Revisions of previous estimates	94	464	111	953
Production	(165)	(2,822)	(165)	(2,822)
Reserves as of December 31, 2000	974	15,686	572	11,576
Sales of reserves in place	(1)	-	(1)	-
Extensions and discoveries	78	1,737	78	1,737
Revisions of previous estimates	4	(210)	(20)	(473)
Production	(139)	(3,266)	(139)	(3,266)
Reserves as of December 31, 2001	**916**	**13,947**	**490**	**9,574**

The following is a standardized measure of the discounted net future cash flows and changes applicable to proved oil and gas reserves required by SFAS No. 69. The future cash flows are based on estimated oil and gas reserves utilizing prices and costs in effect as of year end, discounted at 10% per year and assuming continuation of existing economic conditions.

During 2001, the average sales price received by the Company for its oil was approximately $24.80 per Bbl, as compared to $28.88 in 2000, while the average sales price for the Company's gas was approximately $4.41 per Mcf in 2001, as compared to $4.38 per Mcf in 2000.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table are the reserve studies prepared by independent petroleum consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily a "best estimate" of the fair value of the Company's proved oil and gas properties.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves
(In Thousands)

	December 31,		
	2001	2000	1999
Future cash flows	$ 47,648	$ 184,045	$ 62,967
Future costs:			
Production	(17,353)	(35,550)	(18,632)
Development	(4,874)	(4,228)	(4,797)
Future net cash flows before income taxes	25,421	144,267	39,538
Future income taxes	(34)	(24,321)	–
Future net cash flows	25,387	119,946	39,538
10% annual discount for estimated timing of cash flows	(8,312)	(38,658)	(14,039)
Standardized measure of discounted net cash flows	$ 17,075	$ 81,288	$ 25,499

Changes in Standardized Measure of Discounted Future Net Cash Flows From Proved Reserves
(In Thousands)

	Years ended December 31,		
	2001	2000	1999
Increase (decrease):			
Sales of minerals in place	$ (4)	$ (136)	$ (238)
Extensions and discoveries and improved recovery, net of future production and development costs	3,831	8,398	3,067
Accretion of discount	9,095	2,550	2,682
Net change in sales prices net of production costs	(68,367)	66,306	11,882
Changes in estimated future development costs	5	204	789
Revisions of quantity estimates	(172)	4,496	(13,371)
Net change in income taxes	9,662	(9,662)	-
Sales, net of production costs	(13,919)	(14,035)	(6,620)
Changes of production rates (timing) and other	(4,344)	(2,332)	485
Net increase (decrease)	(64,213)	55,789	(1,324)
Standardized measure of discounted future net cash flows:			
Beginning of year	81,288	25,499	26,823
End of year	$ 17,075	$ 81,288	$ 25,499

(18) Selected Quarterly Financial Results (Unaudited)

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2001				
Oil and gas revenues	$ 7,288	$ 4,791	$ 3,811	$ 1,949
Total costs and expenses	3,095	2,969	4,925	17,416
Net income	4,636	1,215	(491)	(10,067)
Net income per common share	$ .219	$ .052	$ .030	$ (.50)
Net income per common share – assuming dilution	$ .196	$ .051	$ .030	$ (.50)

2001 results include noncash charges of $2,177,128 and $14,642,685 during the third and fourth quarters, respectively related to the impairment of oil and gas properties. (See Note 12)

	First	Second	Third	Fourth
2000				
Oil and gas revenues	$ 2,775	$ 3,197	$ 4,163	$ 7,000
Total costs and expenses	1,875	2,098	2,220	3,337
Net income	194	695	1,699	3,389
Net income per common share	$ .001	$ .027	$ .076	$ .16
Net income per common share – assuming dilution	$ .001	$ .027	$ .072	$ .14
1999				
Oil and gas revenues	$ 1,963	$ 1,992	$ 2,291	$ 2,728
Total costs and expenses	1,621	1,729	2,239	4,585
Net income (loss)	(10)	(94)	(150)	(2,196)
Net income (loss) per common share	$ (.010)	$ (.013)	$ (.016)	$ (.18)
Net income (loss) per common share – assuming dilution	$ (.010)	$ (.013)	$ (.016)	$ (.16)

(19) Subsequent Events

On March 7, 2002, First Permian entered into an Agreement of Sale and Purchase with an affiliate of Energen Corporation (Energen), to sell all of its oil and gas properties for $120 million in cash and 3,043,470 shares in Energen stock approximating $70 million in value. Energen is a publicly traded company listed on the NYSE. The stock consideration is subject to a collar ranging in value from $18.40 and $27.60 per share, aggregating from $56 million to $84 million. As a 30.675% interest owner in First Permian, the Company expects its prorata share of the net proceeds to be approximately $29 million in cash and Energen stock and result in a substantial gain. The closing of the transaction is anticipated to occur in April 2002, with an effective date of January 1, 2002.

In January and February, 2002, the Company purchased put options on natural gas with a strike price of $2.40 for the period April 2002 through October 2002 related to 210,000 mcf per month of its gas production to protect the Company against declining gas prices. The put option will be stated at its fair value with changes in fair value charged or credited to earnings.



Board of Directors

Standing, left to right:
Larry C. Oldham *(President)*, Thomas R. Cambridge *(Chairman)*, Martin B. Oring, E. R. "Bob" Duke (deceased)

Seated, left to right:
Jeffrey G. Shrader, Dewayne E. Chitwood, Charles R. Pannill



Officers

Standing, left to right:
Larry C. Oldham *(President and Chief Financial Officer)*, John S. Rutherford *(Vice President of Land and Administration)* and Thomas R. Cambridge *(Chairman and Chief Executive Officer)*

Seated, left to right:
Thomas W. Ortloff *(Corporate Secretary)* and Eric A. Bayley *(Vice President of Engineering and Production)*

CORPORATE INFORMATION

Stock Price Data (per share)

	Quarter	High	Low
2000	First	$ 4.19	$ 1.59
	Second	$ 3.00	$ 1.75
	Third	$ 4.69	$ 2.56
	Fourth	$ 4.69	$ 3.00
2001	**First**	**$ 4.93**	**$ 3.50**
	Second	**$ 5.57**	**$ 4.20**
	Third	**$ 4.18**	**$ 2.95**
	Fourth	**$ 4.20**	**$ 2.77**

Board of Directors

Thomas R. Cambridge, Chairman of the Board
President, Cambridge Production, Inc.

Larry C. Oldham
President, Parallel Petroleum Corporation

Dewayne E. Chitwood
President, Wes-Tex Holdings, LLC

Martin B. Oring
President, Wealth Preservation, LLC

Charles R. Pannill
Oil and Gas Consultant

Jeffrey G. Shrader
Attorney, Sprouse, Smith & Rowley, P.C.

Officers

Thomas R. Cambridge
Chief Executive Officer

Larry C. Oldham
President and Chief Financial Officer

Eric A. Bayley
Vice President of Engineering and Production

John S. Rutherford
Vice President of Land and Administration

Employees

Rebecca A. Burrell
Manager of Accounting

Diane C. DePrang
Accountant

Cynthia D. Thomason
Manager of Investor Relations

Cynthia L. Williams
Administrative Assistant

INVESTOR INFORMATION

Corporate Headquarters

110 N. Marienfeld, Suite 465
Midland, Texas 79701
(915) 684-3727
Fax: (915) 684-3905
E-mail: parallel@parallel-petro.com
http://www.parallel-petro.com

Independent Auditors

KPMG LLP
Midland, Texas

Legal Counsel

Lynch, Chappell & Alsup
Midland, Texas

Shareholder Assistance

Communication concerning the transfer of shares, lost certificates, duplicate mailings or change of address notifications should be directed to the transfer agent.

Computershare Trust Company, Inc.
P. O. Box 1596
Denver, Colorado 80201-1596
(303) 262-0600

Annual Meeting

Our annual stockholders' meeting will be held at 3:00 p.m. Central time on Tuesday, June 18, 2002, at the Amarillo Club, 600 S. Tyler, Amarillo, Texas.

Common Stock

Parallel Petroleum's common stock is traded on the Nasdaq National Market System (symbol: PLLL). As of March 12, 2002, there were approximately 1,974 stockholders of record. We have not paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock.

Additional Information

A copy of Parallel's Form 10-K and other publications, including an interactive version of this Annual Report, are available at our website, http://www.parallel-petro.com.

If you would like additional information regarding the Company or to be added to our e-mail, fax or mailing lists, please contact:

Cindy Thomason
Manager of Investor Relations
(915) 684-3727
E-mail: cindyt@parallel-petro.com

PARALLEL
PETROLEUM CORPORATION

110 N. Marienfeld, Suite 465 Midland, TX 79701 (915) 684-3727 NASDAQ: PLLL

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